CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,000,000	$71.30

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated October 28, 2010 (To Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and the Index Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

BARCLAYS

US$1,000,000

FIXED RATE CALLABLE RANGE ACCRUAL NOTES DUE NOVEMBER 18, 2025

Principal Amount:	US$1,000,000	**Issuer:**	Barclays Bank PLC
Issue Price:	Variable Price Re-Offer	**Series:**	Global Medium-Term Notes, Series A
Principal Protection Percentage:	If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.	**Original Issue Date:**	November 18, 2010
Original Trade Date:	October 27, 2010	**Maturity Date:**	November 18, 2025, subject to Redemption at the Option of the Company (as set forth below).
CUSIP:	06740PB96	**Denominations:**	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
ISIN:	US06740PB969		
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other (________________)	**Business Day Convention:**	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Index Business Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.		

Interest Rate Type (see Interest Rate Formula below):	**Day Count Convention (or Fraction):**	
☐ Fixed Rate	☐ Actual/360	☐ NL/365
☐ Regular Floating Rate	☒ 30/360	☐ 30/365
☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)	☐ Actual/Actual	☐ Actual/366
☒ Other (see description in this pricing supplement)	☐ Actual/365	☐ Actual/252 or Business Days/252

Reference Asset/Reference Rate:

☐ CD Rate	☒ LIBOR Designated LIBOR Page: Reuters: LIBOR01
☐ CMS Rate	☐ Prime Rate
☐ CMT Rate (Reuters Screen FRBCMT Page)	☐ Treasury Rate
☐ Commercial Paper Rate	☐ Consumer Price Index (the "CPI") Reference Month: ___________
☐ Eleventh District Cost of Funds Rate	☐ Other
☐ Federal Funds (Effective) Rate	
☐ Federal Funds (Open) Rate	
☐ EURIBOR	

Reference Rate Index Maturity:	6-month	**Maximum Interest Rate:**	For any Interest Period, the Inside Range Rate specified for that Interest Period under "Inside Range Rates and Outside Range Rates" below.
Spread:	Not Applicable		
Multiplier:	Not Applicable	**Minimum Interest Rate:**	For any Interest Period, the Outside Range Rate specified for that Interest Period under "Inside Range Rates and Outside Range Rates" below.
Interest Rate Formula:	For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the sum of:

(a) the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor; and (b) the product of (1) the applicable Outside Range Rate and (2) one minus the applicable Accrual Factor. Accrual Factor: For any Interest Period, the number of calendar days in that Interest Period on which (A) the value of the Reference Rate observed on that day is within the applicable Reference Rate Range—that is, above the applicable Lower Barrier and at or below the applicable Upper Barrier; and (B) the S&P 500® Index Level observed on that day is greater than or equal to the applicable S&P 500® Index Barrier, divided by the total number of calendar days in that Interest Period. Notwithstanding anything else to the contrary, if any calendar day during an Interest Period is not a Business Day, then the Reference Rate will equal the Reference Rate observed on the immediately preceding Business Day and if any calendar day during an Interest Period is not an Index Business Day or if the S&P 500® Index is subject to a Market Disruption Event, then the S&P 500® Index Level will equal the S&P 500® Index Level observed on the immediately preceding Index Business Day on which no Market Disruption Event has occurred. Rate Cut-Off: For any Interest Period, (A) the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date and (B) the S&P 500® Index Level for any day from and including the fifth Index Business Day prior to the related Interest Payment Date will equal the S&P 500® Index Level observed on such fifth Index Business Day prior to that Interest Payment Date. Index: S&P 500® Index (the “Index”). The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Equity Indices—S&P 500® Index” in the index supplement. S&P 500® Index Level For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-89 of the accompanying Prospectus Supplement. Inside Range Rates and Outside Range Rates: For Interest Periods commencing on or after: Inside Range Rate (per annum) Outside Range Rate (per annum) Original Issue Date 7.00% 0.00% November 18, 2016 7.50% 0.00% November 18, 2020 8.00% 0.00% November 18, 2023 10.00% 0.00% Reference Rate Range (the “Range”): For Interest Periods commencing on or after: Lower Barrier Upper Barrier Original Issue Date 0.00% 6.50% S&P 500® Index Barrier: For Interest Periods commencing on or after: S&P 500® Index Barrier Original Issue Date 875 Interest Payment Dates:☐ Monthly,☒ Quarterly,☐ Semi-Annually,☐ Annually, payable in arrears on 18th of each February, May, August and November, commencing on February 18, 2011 and ending on the Maturity Date or the Early Redemption Date, if applicable. Interest Period: The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable). Redemption at the Option of the Company: We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on November 18, 2011, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”. Redemption Price: If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date. Settlement: DTC; Book-entry; Transferable. Listing: The Notes will not be listed on any U.S. securities exchange or quotation system. Calculation Agent: Barclays Bank PLC Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $40 per $1,000 principal amount, or 4.00%, resulting in aggregate proceeds to Barclays Bank PLC of $960,000. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense. We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, the index supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201630/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement, the index supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York,
NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Reference Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate and/or the Index. Instead, the amount of interest payable on the Notes for any Interest Period to which the Interest Rate Formula applies is dependent on whether, and the extent to which, during a given Interest Period, the Reference Rate is within the applicable Range—above the applicable Lower Barrier and at or below the applicable Upper Barrier, and the S&P 500® Index Level is greater than or equal to the applicable S&P 500® Index Barrier. For each calendar day in an Interest Period on which the Reference Rate is within the Range relevant to that Interest Period and the S&P 500® Index Level is greater than or equal to the applicable S&P 500® Index Barrier, the applicable Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the relevant Range and/or the S&P 500® Index Level is less than the applicable S&P 500® Index Barrier, the Outside Range Rate will accrue.

As a result, with the applicable Inside Range Rate greater than the Outside Range Rate, if the Reference Rate is outside the applicable Range and/or the S&P 500® Index Level is less than the applicable S&P 500® Index Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the applicable Range and/or the S&P 500® Index Level is less than the applicable S&P 500® Index Barrier. Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period. If, on every calendar day in an Interest Period, the Reference Rate is outside the applicable Range and/or the S&P 500® Index Level is less than the applicable S&P 500® Index Barrier, then you will receive only the applicable Outside Range Rate for that Interest Period (and as the Outside Range Rate for that Interest Period is 0% per annum, you would receive no interest payment on the related Interest Payment Date). If the Reference Rate is outside the applicable Range and/or the S&P 500® Index Level is less than the applicable S&P 500® Index Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you will receive only the applicable Outside Range Rate for each Interest Period (and as the Outside Range Rate for each Interest Period is 0% per annum, you would receive no interest payments on your Notes throughout their term).

•

Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

PS–1

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate and the S&P 500® Index Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Rate and the Index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	the dividend rate on the common stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, the values for the Reference Rate and the S&P 500® Index Level are determined, and the value for the Reference Rate is then evaluated relative to the Range (that is, whether the Reference Rate on that day is above the Lower Barrier and at or below the Upper Barrier) and the S&P 500® Index Barrier. Under the Interest Rate Formula, the amount of interest payable on the Notes for any Interest Period to which the Interest Rate Formula applies is dependent on the Accrual Factor. The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which (i) the Reference Rate is within the Range and (ii) the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier, and the denominator reflects the total number of calendar days in that Interest Period.

PS–2

Step 2: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Reference Rate is within the Range and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier, the applicable Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier, the Outside Range Rate will accrue.

Stated mathematically, the interest rate per annum for any Interest Period to which the Interest Rate Formula applies will be equal to the sum of:

(a)	the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor, and

(b)	the product of (1) the Outside Range Rate and (2) one minus the applicable Accrual Factor.

As the applicable Inside Range Rate is greater than the Outside Range Rate, the maximum possible per annum interest rate for any Interest Period to which the Interest Rate Formula applies is the applicable Inside Range Rate for that Interest Period, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier. As a result, the possible per annum interest rate for any Interest Period could potentially be zero. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies under different Accrual Factor scenarios. The following examples are based on the applicable Inside Range Rate of 7.00% and the Outside Range Rate of 0.00%. The Notes have quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values in the table below have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the Reference Rate and/or the Index. Numbers in the table below have been rounded for ease of analysis.

Inside Range Rate	Number of calendar days on which the Reference Rate was within the Range and the S&P 500® Index Level was greater than or equal to the S&P 500® Index Barrier	Accrual Factor	Interest Rate (per annum)[1]	Effective Interest Rate[2]	Interest Payment Amount (per $1,000 Note)[3]
7.00%	90	100.00%	7.00%	1.75%	$17.50
7.00%	60	66.67%	4.67%	1.17%	$11.70
7.00%	30	33.33%	2.33%	0.58%	$5.80
7.00%	0	0.00%	0.00%	0.00%	$0.00

1.	The interest rate per annum is equal to the sum of (a) the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor, and (b) the product of (1) the Outside Range Rate and (2) one minus the applicable Accrual Factor. As the Outside Interest Rate is equal to 0.00%, the interest rate per annum is simply equal to the applicable Inside Range Rate times the Accrual Factor, and no interest will accrue for any days during the Interest Period on which the Reference Rate was outside the Range.
2.	Effective interest rate equals the interest rate per annum multiplied by the day count fraction (90/360).
3.	Interest payment amount equals the principal amount times the effective interest rate.

PS–3

Example 1: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is within the Range and the S&P 500® Index Level is greater than or equal to the applicable S&P 500® Index Barrier, the related Accrual Factor would equal 100%, or 1.0. In this case, the applicable Inside Range Rate of 7.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Inside Range Rate of 7.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $17.50 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 7.00% × (90/360) = 1.75%

Interest Payment = $1,000 × 1.75% = $17.50

Example 2: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is outside the Range and the S&P 500® Index Level is less than the S&P 500® Index Barrier, the related Accrual Factor would equal 0%, or 0.0. In this case, the Outside Range Rate of 0.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If the value of the Reference Rate is within the Range and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier, on 33.33% of the calendar days in the relevant Interest Period, but the Reference Rate is outside the Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier, on the other 66.67% of the relevant calendar days, the related Accrual Factor would equal 33.33%, or 0.3333. In this case, the applicable Inside Range Rate of 7.00% would accrue for 33.33% of the days in that Interest Period, while the Outside Range Rate of 0.00% would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 2.33%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (7.00% × 0.3333) + (0.00% × [1 – 0.3333]) = 2.33%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $5.80 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.33% × (90/360) = 0.58%

Interest Payment = $1,000 × 0.58% = $5.80

HISTORICAL INFORMATION

The following table shows for illustrative purposes the 6-month LIBOR rates and the S&P 500® Index Levels in effect on the hypothetical historical Interest Payment Dates listed below; the Interest Rate payable on any Interest Payment Date for the Notes, however, will be determined based on the 6-month LIBOR rate and the S&P 500® Index Level in effect on each calendar day during the related Interest Period. The historical experience of the 6-month LIBOR rate and the S&P 500® Index should not be taken as an indication of their future performance during the term of the Notes. Fluctuations in the level of the 6-month LIBOR rate and the S&P 500® Index make the Notes’ effective Interest Rate difficult to predict and can result in effective Interest Rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in the equity markets, interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Historical Interest Payment Dates	6 Month LIBOR (%)	S&P 500® Index
8/18/2010	0.58731	1079.38
5/18/2010	0.63500	1135.68
2/18/2010	0.38813	1094.87
11/18/2009	0.51781	1109.30
8/18/2009	0.83188	1004.09
5/18/2009	1.37875	893.07
2/18/2009	1.73500	826.84
11/18/2008	2.71375	873.29
8/18/2008	3.10375	1278.60
5/16/2008	2.94125	1425.32
2/15/2008	2.96938	1349.99
11/16/2007	4.79125	1458.74
8/17/2007	5.37875	1445.94
5/18/2007	5.36000	1522.75
2/16/2007	5.38500	1455.54
11/17/2006	5.39000	1401.20
8/18/2006	5.48813	1295.43

PS–4

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent this discussion is inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

If the Notes are as described under the heading “—Variable Rate Debt Instrument” below, then we intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. If the Notes are treated as variable rate debt instruments, they may be issued with original issue discount as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” and “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. For purposes of obtaining the issue price of the Notes to determine whether the Notes were issued with original issue discount, you may call Director –Structuring, Investors Solutions Americas at (212) 412-1101. In addition, if the Notes are variable rate debt instruments and you purchase your Note at a discount or premium to its adjusted issue price as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement, you should consider the rules described in that section.

If the Notes are not as described under the heading “—Variable Rate Debt Instrument” below and have a term in excess of one year, then we intend to treat the Notes as “contingent payment debt instruments” subject to taxation as described under “—Contingent Payment Debt Instruments” below and under the “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Variable Rate Debt Instruments

In general, a Note will be treated as a variable rate debt instrument if: the issue price of the Note (as described below) does not exceed the total amount of noncontingent principal payments on the Note by more than the product of the principal payments and the lesser of (i) 15 percent or (ii) the product of 1.5 percent and the number of complete years of the Note’s term (or its weighted average maturity in the case of a Note that is an installment obligation), and the Note does not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “qualified floating rates,” (ii) a single fixed rate and one or more qualified floating rates, (iii) a “single objective rate,” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (each as described below).

The issue price of Notes generally is the first price at which a substantial amount of the Notes is sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), excluding pre-issuance accrued interest. In general, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “current rate.” A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a qualified floating rate is generally not a qualified floating rate unless it is either:

•	a product of a qualified rate times a fixed multiple greater than 0.65 but not more than 1.35, or

•	a multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Note. A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other. A variable rate that is subject to an interest rate cap, floor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction.

PS–5

An objective rate is, in general, a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within the issuer’s control (or the control of a party that is related to the Issuer) or that is unique to the issuer’s circumstances (or those of a related party)). An objective rate must be set at a current value of that rate. A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day. The U.S. Internal Revenue Service may designate other variable rates that will be treated as objective rates. However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Note’s term will differ significantly from the average value of such rate during the final half of its term. A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a single objective rate if the value of the objective rate at the issue date is intended to approximate the fixed rate; such a combination of rates is generally treated as a single objective rate if the objective rate on the issue date does not differ from the fixed rate by more than 0.25 percent. An objective rate is, in general, a qualified inverse floating rate if it is equal to a fixed rate reduced by a qualified floating rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate (disregarding any interest rate cap, floor, or similar restriction on rate adjustment that is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction).

Contingent Payment Debt Instruments

If the Notes are contingent payment debt instruments, you may obtain the comparable yield and the projected payment schedule by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 412-1101. The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

PS–6

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PS–7

US$1,000,000

BARCLAYS BANK PLC

FIXED RATE CALLABLE RANGE ACCRUAL NOTES DUE NOVEMBER 18, 2025

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010,

PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010 AND THE

INDEX SUPPLEMENT DATED AUGUST 31, 2010)